                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NEUROCHEM INC.

November 15, 2005


                                        By: /s/ David Skinner
                                            ------------------------------------
                                            Mr. David Skinner
                                            General Counsel and Corporate
                                            Secretary

[PICTURE]

THIRD QUARTER ENDED SEPTEMBER 30, 2005
[logo] Driven to enhance peoples lives_

Message to Shareholders_

This quarter has been very active both on the corporate and clinical fronts.

Let me first describe for you our clinical progress, beginning with Fibrillex(TM), our investigational product candidate for the treatment of Amyloid A (AA) Amyloidosis.

As you will recall, we met in June with the U.S. Food and Drug Administration
(FDA) after submitting the results of our Phase II/III clinical trial. FDA representatives reviewed the data and after discussing the situation with us, agreed to both file and review a New Drug Application (NDA) for Fibrillex(TM). Their decision was taken in full knowledge of the fact that we had not met the pre-specified p-value on the primary endpoint. Furthermore, they also suggested that we include follow-up data collected from our open-label extension study as part of our NDA submission. By year-end, we should have a total of 12 months of additional data.

Following that visit, the FDA accepted Fibrillex(TM) into the Continuous Marketing Application (CMA) Pilot 1 program, allowing for the filing of an NDA on a "rolling" basis over time. The preclinical portion of this NDA has already been filed, the clinical portion is expected to be submitted soon and we plan to complete this process early in 2006.

The data is encouraging especially on kidney function. The results indicate that Fibrillex(TM) decreased the risk of patients experiencing renal decline and all-cause death by 42% and that Fibrillex(TM) has a benign safety and good tolerability profile.

The data also shows that Fibrillex(TM) can save about 5ml per minute per year of kidney function as measured by creatinine clearance which could potentially save years of kidney life and significantly delay time to dialysis.

Data like this has been well received especially by physicians and to that effect the results of the Phase II/III clinical trial will be presented in November 2005 by several of the trial's investigators at many upcoming medical conferences, including the annual conferences of the American Society of Nephrology and the American College of Rheumatology.

We now have just over 100 patients in the open-label study who are all receiving Fibrillex(TM), and have followed the FDA's suggestion that we include the data in our NDA. The interim results after eight months on the open-label study indicate that patients who were previously on placebo and who are now receiving Fibrillex(TM) have seen their kidney function respond favourably as their slope of creatinine clearance improved. As well, the patients who continued Fibrillex(TM) treatment for the whole 32-month period appear to continue to benefit from Fibrillex(TM).

I do not want to speculate on what the regulatory outcome will be; however, I can say today that we appear to have a product candidate that exerts a clinically meaningful effect on kidney function. The data indicates that Fibrillex(TM) reduces by 42% the risk of renal decline and all-cause death and delays progression to dialysis. There is no specific treatment for this orphan disease and AA Amyloidosis is a lethal condition.

Last, I want to emphasize that Fibrillex(TM) appears to be safe. We will continue to cooperate fully with regulatory authorities to ensure the best outcome and hopefully make Fibrillex(TM) available to those patients suffering from AA Amyloidosis.

As you probably know, Neurochem enjoys a collaboration and distribution agreement for Fibrillex(TM) with Centocor, Inc. Our two companies remain committed to the development of Fibrillex(TM).


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               1

ALZHEMED(TM)

Now for a look at our progress on Alzhemed(TM), our investigational product candidate for the treatment of Alzheimer's disease (AD). We believe today that Alzhemed(TM) could be not only the most advanced product candidate in development to stop this disease, but also the product candidate with the largest market potential within the industry.

We are, at present, at about the halfway point in our fully enrolled 18-month North American Phase III clinical trial. There are close to 400 patients who have completed nine months of the trial and more than 100 who have reached the one-year time point. The trial is expected to be completed by the end of 2006.

In this trial, the majority of the AD patients are mild with an average rating of 21 at study entry on the Mini Mental State Exam or MMSE, a standard measure of cognitive function.

Furthermore, our patients on average have been on a stable dose of background therapies for 20 months before entering our Phase III clinical trial. Accordingly, most of them should be in the declining phase of their disease, and we hope that Alzhemed(TM) will bring about stabilization of their illness.

It is important to understand that we have designed this Phase III clinical trial to demonstrate disease modification because it includes volumetric measures by magnetic resonance of specific regions of the brain based on a recommendation by the FDA.

It was also encouraging that, during the quarter, we received our third recommendation from our Independent Safety Review Board to continue the North American Phase III clinical trial for Alzhemed(TM). These recommendations reinforce our previous findings that the product candidate appears to be well tolerated.

At approximately halfway through the trial, the drop-out rate is 14%, slightly below the estimated range. The patients are monitored every three months on all measures included in the trial.

Following on the North American Phase III clinical trial, and with a similar design, we initiated the Phase III clinical trial in Europe in mid-September. We believe patient recruitment there will be fast, as it was in North America.

SALE AND LEASEBACK AGREEMENT

We are pleased to report that Neurochem has leveraged its assets and entered into a sale and leaseback agreement with Alexandria Real Estate Equities, Inc. This agreement strengthens our balance sheet and our cash position in a non-dilutive fashion, permits repayment of debt and provides a total of $32 million in proceeds for Neurochem, bringing our total cash on hand at the end of the quarter, on a pro forma basis to approximately $87 million. The closing of this transaction is expected during this month of November.

Although this quarter had specific expenses associated with it, we expect next year's expenses to be similar to 2005, even with the initiation of the European Phase III clinical trial. We believe, therefore, that we have enough cash to complete the North American Phase III clinical trial.

CONCLUSION

As we had forecast, the company's activities are proceeding well and we are looking forward to what we believe will be a very exciting 12 months to come. We remain committed to hopefully bringing these products to the market and, on behalf of the Board, I thank you for your support.


[SIGNED]
Dr. Francesco Bellini
Chairman, President and Chief Executive Officer


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine-Month Periods Ended September 30, 2005_

The following information should be read in conjunction with the unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, as well as the Annual Information Form for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS_

For the three-month period ended September 30, 2005, the net loss amounted to $21,074,000 ($0.58 per share), compared to $13,775,000 ($0.45 per share) for the corresponding period last year. For the nine-month period ended September 30, 2005, the net loss amounted to $56,738,000 ($1.65 per share), compared to $37,011,000 ($1.23 per share) for the same period last year.

Revenues from collaboration agreement amounted to $750,000 for the current quarter ($2,777,000 for the nine-month period) and consist of the revenue earned under the agreement with Centocor, Inc. (Centocor) in respect of Fibrillex(TM). Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to the date the regulatory approvals of the investigational product candidate are anticipated. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor has been classified as long term deferred revenues and is not being amortized as earned revenues given that it is refundable in the event that the Company receives a non-approvable letter issued by the U.S. Food and Drug Administration (FDA). The Company does not expect to receive a non-approvable letter from the FDA in the near term.

Reimbursable costs revenue amounted to $170,000 for the current quarter ($827,000 for the nine-month period) and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $13,945,000 for the current quarter ($38,807,000 for the nine-month period), compared to $7,760,000 for the same period last year ($20,345,000 for the nine-month period). The increase is due primarily to expenses incurred in relation to the development of Alzhemed(TM) for the ongoing Phase III clinical trials in North America and Europe. Alzhemed(TM) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). During the quarter, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM). The trial is being conducted in 51 U.S. and 17 Canadian clinical centers across North America, over a period of 18 months. The Company also launched its Phase III clinical trial in Europe in September 2005. Furthermore, the Company initiated, under the Continuous Marketing Application (CMA) Pilot 1 program, the submission of a "rolling" New Drug Application (NDA) to the FDA seeking marketing approval for its investigational product candidate, Fibrillex(TM), for the treatment of AA Amyloidosis. The Company plans to complete the submission of the NDA early in 2006. The FDA has previously agreed to review this NDA. The Company expects research and development expenses to increase in the future as product candidates progress through clinical development and as the Company continues to invest in product research and development.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               3

Research tax credits amounted to $1,684,000 this quarter ($2,625,000 for the nine-month period), compared to $301,000 for the corresponding period last year ($922,000 for the nine-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is mainly due to tax credits of $1,277,000 recorded during the quarter and earned with respect to current and prior years' eligible research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization in the current quarter based on a recent court ruling.

General and administrative expenses totaled $6,737,000 for the current quarter ($17,819,000 for the nine-month period), compared to $4,913,000 for the same quarter last year ($13,502,000 for the nine-month period). The increase during the quarter is primarily attributable to higher legal fees in connection with the dispute with Immtech International, Inc (Immtech). The increase in the nine-month period is attributable to the expansion of the corporate infrastructure to support growth and higher legal fees incurred in respect of the dispute with Immtech. The expansion of corporate infrastructure includes an increase in operating costs related to the facilities acquired during the second quarter of 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $170,000 for the current quarter ($827,000 for the nine-month period) and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $868,000 for the current quarter ($3,930,000 for the nine-month period), compared to $666,000 for the corresponding quarter last year ($3,329,000 for the nine-month period). This expense relates to employee and director stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the nine-month period ended September 30, 2005, stock-based compensation includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.

Special charges amounted to $2,085,000 for the nine-month period ended September 30, 2004, and were related to the relocation to facilities acquired from Shire Biochem Inc. in May 2004.

Depreciation and amortization amounted to $631,000 for the current quarter ($1,776,000 for the nine-month period), compared to $587,000 for the same quarter last year ($1,454,000 for the nine-month period). The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $126,000 for the current quarter ($380,000 for the nine-month period), compared to $103,000 for the same quarter last year ($151,000 for the nine-month period). The increase for the nine-month period is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in 2004.

Interest income amounted to $591,000 for the current quarter ($1,475,000 for the nine-month period), compared to $247,000 for the same quarter last year ($822,000 for the nine-month period). The increase results from higher average cash balances in the current period compared to the same period last year, due to proceeds received from the public offering and the exercise of a warrant as well as higher interest rates during 2005. Refer to the Liquidity and Capital Resources section for details on the public offering and the exercise of a warrant.

Foreign exchange loss amounted to $1,700,000 for the current quarter ($68,000 for the nine-month period), compared to $392,000 for the same quarter last year (gain of $1,699,000 for the nine-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily US dollars. The Company maintains a significant US dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned US dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. The foreign exchange loss is primarily due to the significant strengthening of the Canadian dollar versus the US dollar during the period.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               4

Other income amounted to $291,000 for the current quarter ($638,000 for the nine-month period), compared to nil for the same period last year ($85,000 for the nine-month period). Other income consists of non-operating revenue, primarily rental revenue.

VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc.'s shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline resulted in the consolidation in the current quarter of a share of loss in a company subject to significant influence of $574,000 ($2,153,000 for the nine-month period) and non-controlling interest of $171,000 ($641,000 for the nine-month period), in the Consolidated Statement of Operations.

LITIGATION

In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing before the arbitral tribunal was held in mid-September 2005. The parties are currently engaged in various post-hearing activities as required by the tribunal, including preparing closing and rebuttal briefs, and preparing for oral closing arguments, if any.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech.

RELATED PARTY TRANSACTIONS

Refer to note 7 of the Consolidated Financial Statements.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               5

QUARTERLY RESULTS (UNAUDITED)_
(in thousands of Canadian dollars, except per share data)

                                                                Net loss per share
Quarter                                    Revenue   Net Loss    Basic and diluted
-------                                    -------   --------   ------------------
                                              $          $               $
Year ended December 31, 2005
Third                                         920    (21,074)         (0.58)
Second                                      1,035    (18,694)         (0.54)
First                                       1,649    (16,970)         (0.54)

Year ended December 31, 2004
Fourth                                        132    (15,388)         (0.51)
Third                                          --    (13,775)         (0.45)
Second                                         --    (14,072)         (0.47)
First                                          --     (9,164)         (0.31)

Six-month period ended December 31, 2003
Second                                         --     (9,986)         (0.34)

The increase in quarterly losses is primarily due to additional investments in research and development as the Company's product candidates advance through clinical trials.

LIQUIDITY AND CAPITAL RESOURCES_

As at September 30, 2005, the Company had available cash, cash equivalents and marketable securities of $65,264,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the first quarter of 2005, as well as from the exercise of a warrant (as described below), net of funds used in operations and in investing activities. The Company believes that its available cash resources and other sources of funds should be sufficient to finance the Company's operations for the next twelve months.

On March 9, 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Of the original net amount raised, $29,473,000 has yet to be spent as of September 30, 2005; the use of proceeds continues to conform in all material respects with the expectations set forth in the prospectus. Certain funds raised from the share issuance were denominated in US dollars. The Company maintains a significant US dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned US dollar denominated research and development expenditures primarily relating to its Phase III clinical programs.

On July 25, 2005, Picchio Pharma Inc. exercised a warrant, issued pursuant to a July 2002 private placement, that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

As at October 31, 2005, the Company had 37,381,079 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,346,466 options granted under the stock option plan and a warrant outstanding to purchase 1,200,000 common shares.

SUBSEQUENT EVENT_

On November 8, 2005, the Company announced a sale and leaseback transaction in respect of its facilities and campus located in Laval for a sale price of $32 million. The transaction is expected to generate approximately $22 million in net proceeds for the Company, after debt repayment of approximately $9.8 million and transaction expenses.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               6

Consolidated Balance Sheets_
(Unaudited)
September 30, 2005 and December 31, 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                         SEPTEMBER 30,   SEPTEMBER 30,  December 31,
                                                              2005            2005          2004
                                                         -------------   -------------  ------------
                                                             (US$ -          (CDN$)        (Cdn$)
                                                             NOTE 1)                      (Audited)
ASSETS
Current assets:
   Cash and cash equivalents                                 38,001          44,120          7,207
   Marketable securities                                     18,211          21,144         21,966
   Amount receivable under collaboration agreement               --              --          14,443
   Sales taxes and other receivables                            709             823            782
   Research tax credits receivable                            3,311           3,844          1,349
   Prepaid expenses and deposits                              2,381           2,765          3,836
                                                           --------        --------       --------
                                                             62,613          72,696         49,583
Restricted cash (note 3)                                      6,000           6,967             --
Long-term prepaid expenses and deposits                       1,246           1,447          1,361
Long-term investment                                          1,039           1,206          4,421
Property and equipment                                       13,577          15,763         16,690
Patents                                                       4,298           4,990          4,393
                                                           --------        --------       --------
                                                             88,773         103,069         76,448
                                                           ========        ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           3,417           3,967          4,060
   Accrued liabilities                                       10,207          11,851          6,424
   Deferred revenue                                           2,091           2,428          4,820
   Current portion of obligations under capital leases           67              78            416
   Current portion of long-term debt (note 4)                   314             365            686
                                                           --------        --------       --------
                                                             16,096          18,689         16,406
Deferred revenue                                              8,085           9,387          9,772
Long-term accrued liabilities                                    95             110            126
Long-term debt (note 4)                                       8,075           9,375          9,450
                                                           --------        --------       --------
                                                             32,351          37,561         35,754
                                                           --------        --------       --------
Non-controlling interest                                        687             798             --
Shareholders' equity:
   Share capital (note 5)                                   224,311         260,433        175,855
   Additional paid-in capital (note 5)                        8,094           9,397          5,765
   Deficit                                                 (176,670)       (205,120)      (140,926)
                                                           --------        --------       --------
                                                             55,735          64,710         40,694
Litigation (note 8)
Subsequent event (note 11)
                                                           --------        --------       --------
                                                             88,773         103,069         76,448
                                                           ========        ========       ========

See accompanying notes to unaudited consolidated financial statements.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                               7

Consolidated Statements of Operations_
(Unaudited)
Periods ended September 30, 2005 and 2004 (in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)

                                              Three months ended September 30,    Nine months ended September 30,
                                             ---------------------------------   ---------------------------------
                                               2005       2005         2004        2005       2005         2004
                                             -------   ----------   ----------   -------   ----------   ----------
                                              (US$ -     (CDN$)       (Cdn$)      (US$ -     (CDN$)       (Cdn$)
                                             NOTE 1)                             NOTE 1)
Revenues:
   Collaboration agreement (note 3)              646          750           --     2,392        2,777           --
   Reimbursable costs                            146          170           --       712          827           --
                                             -------   ----------   ----------   -------   ----------   ----------
                                                 792          920           --     3,104        3,604           --
                                             -------   ----------   ----------   -------   ----------   ----------
Expenses (income):
   Research and development                   12,011       13,945        7,760    33,424       38,807       20,345
   Research tax credits                       (1,450)      (1,684)        (301)   (2,261)      (2,625)        (922)
   Research grants                               (17)         (20)         (98)      (34)         (39)        (327)
                                             -------   ----------   ----------   -------   ----------   ----------
                                              10,544       12,241        7,361    31,129       36,143       19,096
   General and administrative                  5,802        6,737        4,913    15,348       17,819       13,502
   Reimbursable costs                            146          170           --       712          827           --
   Stock-based compensation
      (notes 5 (b) and 6)                        748          868          666     3,385        3,930        3,329
   Special charges                                --           --           --        --           --        2,085
   Depreciation of property and equipment        475          552          525     1,333        1,548        1,284
   Amortization of patent costs                   68           79           62       196          228          170
   Interest and bank charges                     109          126          103       327          380          151
                                             -------   ----------   ----------   -------   ----------   ----------
                                              17,892       20,773       13,630    52,430       60,875       39,617
                                             -------   ----------   ----------   -------   ----------   ----------
Net loss before undernoted items             (17,100)     (19,853)     (13,630)  (49,326)     (57,271)     (39,617)
                                             -------   ----------   ----------   -------   ----------   ----------
Investment and other:
   Interest income                               509          591          247     1,270        1,475          822
   Foreign exchange (loss) gain               (1,464)      (1,700)        (392)      (59)         (68)       1,699
   Other income                                  251          291           --       549          638           85
   Share of loss in a company subject
      to significant influence                  (494)        (574)          --    (1,854)      (2,153)          --
   Non-controlling interest                      147          171           --       552          641           --
                                             -------   ----------   ----------   -------   ----------   ----------
                                              (1,051)      (1,221)        (145)      458          533        2,606
                                             -------   ----------   ----------   -------   ----------   ----------
Net loss                                     (18,151)     (21,074)     (13,775)  (48,868)     (56,738)     (37,011)
                                             =======   ==========   ==========   =======   ==========   ==========
Net loss per share:
   Basic                                       (0.50)       (0.58)       (0.45)    (1.43)       (1.65)       (1.23)
   Diluted                                     (0.50)       (0.58)       (0.45)    (1.43)       (1.65)       (1.23)
                                             =======   ==========   ==========   =======   ==========   ==========
Weighted average number of shares
   outstanding :
   Basic                                               36,618,807   30,281,440             34,288,153   30,103,171
   Effect of dilutive options and
      warrants                                            139,817    3,764,364              1,669,024    4,247,615
                                                       ----------   ----------             ----------   ----------
   Diluted                                             36,758,624   34,045,804             35,957,177   34,350,786
                                                       ==========   ==========             ==========   ==========

See accompanying notes to unaudited consolidated financial statements.


NEURPCHEM THIRD QUARTER ENDED SEPTEMEBER 30, 2005                              8

Consolidated Statements of Deficit_
(Unaudited)
Periods ended September 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                            Three months ended September 30,   Nine months ended September 30,
                                            --------------------------------   -------------------------------
                                               2005       2005       2004        2005       2005       2004
                                            ---------   --------   --------    --------   --------   --------
                                              (US$ -     (CDN$)     (Cdn$)      (US$ -     (CDN$)     (Cdn$)
                                              NOTE 1)                           NOTE 1)
Deficit, beginning of period:
   As previously reported                    (158,519)  (184,046)  (111,763)   (121,380)  (140,926)   (86,365)
   Adjustment to reflect change
      in accounting for employee
      stock options (note 2 (a))                   --         --         --          --         --     (2,162)
   Adjustment to reflect change
      in accounting policy for long-term
      investment (note 2 (b))                      --         --         --      (2,154)    (2,501)        --
                                             --------   --------   --------    --------   --------   --------
Deficit, beginning of period, as restated    (158,519)  (184,046)  (111,763)   (123,534)  (143,427)   (88,527)
Net loss                                      (18,151)   (21,074)   (13,775)    (48,868)   (56,738)   (37,011)
Share issue costs                                  --         --         --      (4,268)    (4,955)        --
                                             --------   --------   --------    --------   --------   --------
Deficit, end of period                       (176,670)  (205,120)  (125,538)   (176,670)  (205,120)  (125,538)
                                             ========   ========   ========    ========   ========   ========

See accompanying notes to unaudited consolidated financial statements.


NEURPCHEM THIRD QUARTER ENDED SEPTEMEBER 30, 2005                              9

Consolidated Statements of Cash Flows_
(Unaudited)
Periods ended September 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                          Three months                  Nine months
                                                      ended September 30,           ended September 30,
                                                  ---------------------------   ---------------------------
                                                    2005      2005      2004      2005      2005      2004
                                                  -------   -------   -------   -------   -------   -------
                                                   (US$ -    (CDN$)    (Cdn$)    (US$ -    (CDN$)    (Cdn$)
                                                  NOTE 1)                       NOTE 1)
Cash flows from operating activities:
   Net loss                                       (18,151)  (21,074)  (13,775)  (48,868)  (56,738)  (37,011)
   Adjustments for:
      Depreciation and amortization                   543       631       587     1,529     1,776     1,454
      Unrealized foreign exchange loss              1,698     1,972       300     1,061     1,232       202
      Stock-based compensation                        748       868       666     3,385     3,930     3,329
      Share of loss in a company subject
         to significant influence                     494       574        --     1,854     2,153        --
      Non-controlling interest                       (147)     (171)       --      (552)     (641)       --
      Write-off of leasehold improvements
         and other property and equipment              --        --        --        --        --     1,189
      Provision for lease exit obligations             --        --        --        --        --       896
   Changes in operating assets and liabilities:
      Restricted cash                                  --        --        --    (6,251)   (7,258)       --
      Amounts receivable under
         collaboration agreement                       --        --        --    12,440    14,443        --
      Sales taxes and other receivables              (260)     (302)     (305)      (35)      (41)      217
      Research tax credits receivable              (1,449)   (1,683)      463    (2,149)   (2,495)    1,302
      Prepaid expenses and deposits                 1,041     1,209      (110)      922     1,071    (1,993)
      Long-term prepaid expenses and deposits          92       107      (697)      (74)      (86)     (946)
      Deferred revenue                               (646)     (750)       --    (2,392)   (2,777)       --
      Accounts payable and accrued liabilities      1,446     1,679       (36)    4,896     5,684     2,191
                                                  -------   -------   -------   -------   -------   -------
                                                  (14,591)  (16,940)  (12,907)  (34,234)  (39,747)  (29,170)
                                                  -------   -------   -------   -------   -------   -------
Cash flows from financing activities:
   Proceeds from issue of common shares             7,553     8,769         4    72,590    84,280     1,286
   Share issue costs                                   --        --        --    (4,268)   (4,955)       --
   Repayment of obligations
      under capital leases                            (99)     (115)     (106)     (291)     (338)     (315)
   Proceeds from long-term debt                        --        --    10,469        --        --    10,469
   Repayment of long-term debt                        (91)     (106)     (175)     (341)     (396)     (175)
                                                  -------   -------   -------   -------   -------   -------
                                                    7,363     8,548    10,192    67,690    78,591    11,265
                                                  -------   -------   -------   -------   -------   -------
Cash flows from investing activities:
   Additions to property and equipment               (243)     (282)   (1,952)   (1,021)   (1,185)  (14,208)
   Additions to patent costs                         (178)     (207)     (404)     (598)     (695)   (1,086)
   Maturity (purchase) of
      marketable securities                       (18,211)  (21,144)  (18,886)      708       822    43,839
   Proceeds from disposal of property
      and equipment                                     2         3        16        59        68        26
                                                  -------   -------   -------   -------   -------   -------
                                                  (18,630)  (21,630)  (21,226)     (852)     (990)   28,571
                                                  -------   -------   -------   -------   -------   -------
Net (decrease) increase in cash
   and cash equivalents                           (25,858)  (30,022)  (23,941)   32,604    37,854    10,666
Cash and cash equivalents,
   beginning of period                             65,224    75,727    49,574     6,207     7,207    14,869
Effect of unrealized foreign exchange loss
   on cash and cash equivalents                    (1,365)   (1,585)     (300)     (810)     (941)     (202)
                                                  -------   -------   -------   -------   -------   -------
Cash and cash equivalents, end of period           38,001    44,120    25,333    38,001    44,120    25,333
                                                  =======   =======   =======   =======   =======   =======
Supplemental cash flow information (note 9)

See accompanying notes to unaudited consolidated financial statements.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                              10

Notes to Consolidated Financial Statements_
(Unaudited)
Periods ended September 30, 2005 and 2004 (Amounts in thousands of Canadian dollars, except per share data)

1_ BASIS OF PRESENTATION:

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at September 30, 2005 and the unaudited statements of operations and deficit and cash flows for the periods ended September 30, 2005 and 2004 reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2004, except as disclosed in notes 2
(b) and (c) below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2004.

TRANSLATION OF CONVENIENCE:

The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada at September 30, 2005, which was 0.8613 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the statements actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

2_ CHANGES IN ACCOUNTING POLICIES:

(A) STOCK-BASED COMPENSATION:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee and director stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee and director stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee and director stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                              11

(B) VARIABLE INTEREST ENTITIES:

On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares ("Innodia holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

(C) REIMBURSABLE COSTS:

Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor, Inc. are included in total revenues and expenses.

3_ COLLABORATION AGREEMENT:

The Company recognized $750 and $2,777 of revenue for the three and nine-month periods ended September 30, 2005 under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period to obtaining the regulatory approvals of the product.

As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,967 (US$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4_ LONG-TERM DEBT:

In the second quarter, the Company renegotiated its revolving decreasing term credit agreement signed in July 2004. Under the terms of the amended agreement, the maximum authorized credit is reduced by $100 per quarter from June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.

5_ SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL:

(A) ISSUED AND OUTSTANDING SHARE CAPITAL:

The issued and outstanding share capital consists of:

                                                            SEPTEMBER 30,   December 31,
                                                                 2005           2004
                                                            -------------   ------------
                                                                              (Audited)
                                                                  $               $
37,381,079 common shares (December 31, 2004 - 30,320,419)      260,433         175,855


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                              12

Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2004 and for the nine-month period ended September 30, 2005 were as follows:

                                                                                      Additional
                                                                   Common shares   paid-in capital
                                                        Number        Dollars          Dollars
                                                      ----------   -------------   ---------------
                                                                         $                $
Balance, December 31, 2003 (audited)                  29,775,127      173,930              --
Change in accounting for stock options (note 2 (a))           --           --           2,162
Exercise of stock options:
   For cash                                              545,292        1,490              --
   Ascribed value from additional paid-in capital             --          435            (435)
Stock-based compensation                                      --           --           4,038
                                                      ----------      -------           -----
Balance, December 31, 2004 (audited)                  30,320,419      175,855           5,765
Issued for cash from public offering (i)               4,000,000       74,495              --
Exercise of warrants (ii)                              2,800,000        8,764              --
Exercise of stock options:
   For cash                                              260,660        1,021              --
   Ascribed value from additional paid-in capital             --          298            (298)
Stock-based compensation                                      --           --           3,930
                                                      ----------      -------           -----
Balance, September 30, 2005 (unaudited)               37,381,079      260,433           9,397
                                                      ==========      =======           =====

(i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of US$15.30 per share. The total proceeds of the offering to the Company was $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

(ii) On July 25, 2005, a shareholder exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. The total proceeds to the Company were $8,764.

(B) AGREEMENT TO ISSUE SHARES:

The agreement with the Chief Executive Officer to issue to him up to 220,000 common shares upon the execution and achievement of specified performance targets was approved by shareholders and regulators in the second quarter. The Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.


NEUROCHEM  THIRD QUARTER ENDED SEPTEMBER 30, 2005                             13

(C) SHARE OPTION PLAN:

Changes in outstanding options granted under the Company's stock option plan for the year ended December 31, 2004 and the nine-month period ended September 30, 2005 were as follows:

                                                               Weighted average
                                                     Number     exercise price
                                                   ---------   ----------------
                                                                       $
Options outstanding, December 31, 2003 (audited)   2,298,526          7.23
Granted                                              797,000         25.65
Exercised                                           (545,292)         2.73
Cancelled or expired                                (186,450)         6.90
                                                   ---------         -----
Options outstanding, December 31, 2004 (audited)   2,363,784         14.51
Granted                                              311,000         21.38
Exercised                                           (260,660)         3.92
Cancelled or expired                                 (67,658)        13.54
                                                   ---------         -----
Options outstanding, September 30, 2005            2,346,466         16.62
                                                   =========         =====

In the second quarter, the shareholders approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares.

(D) WARRANTS:

At September 30, 2005, the Company had a warrant outstanding to purchase 1,200,000 common shares at a price of $7.81 per share. The warrant expires in February 2006.

6_ STOCK-BASED COMPENSATION:

In the three and nine-month periods ended September 30, 2005, the Company recorded total stock-based compensation of $868 and $2,489, respectively, related to stock options granted to employees and directors after July 1, 2002 (2004 - $666 and $3,329, respectively).

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                          SEPTEMBER 30,   September 30,
                               2005            2004
                          -------------   -------------
Risk-free interest rate       3.86%           3.78%
Expected volatility             58%             42%
Expected life in years           7               7
Expected dividend yield         --              --

The following table summarizes the weighted average grant-date fair value per share for options granted during the nine-month periods ended September 30, 2005 and 2004:

                                  Weighted
                                   average
                     Number of   grant-date
                      options    fair value
                     ---------   ----------
                                      $
September 30, 2005    311,000       12.78
September 30, 2004    712,000       12.81


NEUROCHEM  THIRD QUARTER ENDED SEPTEMBER 30, 2005                             14

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations.

7_ RELATED PARTY TRANSACTIONS:

In the three and nine months ended September 30, 2005, the Company incurred fees of $600 and $1,800, respectively (2004 - $240 and $720, respectively) under the terms of a management services agreement entered into in March 2003, as amended in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer.

The Company entered into a lease agreement with a company in which a shareholder has an equity interest. In the three and nine months ended September 30, 2005, rental revenue under the agreement amounted to $240 and $461, respectively, and is included in "other income" on the consolidated statements of operations.

The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.

8_ LITIGATION:

In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. The parties are currently engaged in various post-hearing activities as required by the tribunal, including preparing closing and rebuttal briefs and preparing for oral closing arguments, if any.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by the Company in connection with this matter.

The Company has and will continue to vigorously defend itself against the claims brought by Immtech.

9_ SUPPLEMENTAL CASH FLOW DISCLOSURE:

                                              SEPTEMBER 30,   SEPTEMBER 30,   September 30,
                                                   2005            2005            2004
                                              -------------   -------------   -------------
                                                  (US$ -          (CDN$)          (Cdn$)
                                                 NOTE 1)
Cash and cash equivalents are comprised of:
   Cash balances with banks                          144             167             344
   Short-term investments                         37,857          43,953          24,989
                                                  ------          ------          ------
                                                  38,001          44,120          25,333
                                                  ======          ======          ======


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                              15

                                  Three months ended September 30,   Nine months ended September 30,
                                  --------------------------------   -------------------------------
                                             2005   2004                       2005   2004
                                             ----   ----                       ----   ----
                                               $      $                          $      $
Interest and stamping fees paid                99    104                        311    132
                                               ==    ===                        ===    ===

Acquisition of property and equipment and intangibles included in accounts payable and accrued liabilities amounted to $547 as at September 30, 2005 (December 31, 2004 - $916).

10_ COMPARATIVE FIGURES:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

11_ SUBSEQUENT EVENT:

On November 8, 2005, the Company announced a sale and leaseback transaction in respect of its facilities and campus located in Laval for a sale price of $32 million. The transaction is expected to generate $22 million in net proceeds for the Company, after debt repayment of approximately $9.8 million and transaction expenses.


NEUROCHEM THIRD QUARTER ENDED SEPTEMBER 30, 2005                              16

[picture]

NEUROCHEM INC.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 877 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
Website: www.neurochem.com